

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 6, 2013

VIA E-MAIL

Sarah M. Patterson
Vice President & Assistant General Counsel
Forethought Life Insurance Company
82 Hopmeadow Street Suite 200
Simsbury, CT 06089

> Re: Forethought Variable Insurance Trust
>   Initial Registration Statement on Form N-1A
>   File Nos. 333-189870; 811-22865

Dear Ms. Patterson:

The staff has reviewed the above-referenced registration statement, which the Commission received on July 9, 2013. We provided the registration statement a full review. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the registration statement, provided to the staff.

1. **General**

    a. We note that portions of the disclosure have been left blank, and certain exhibits have been omitted. We expect to have further comments when you supply the omitted information in a pre-effective amendment, and/or in correspondence submitted in response to this letter.

    b. Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the 1933 Act. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

    c. All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

    d. *Principal Risks:*

        i. <u>Derivatives Risk</u>: Since the Portfolio describes investments in derivative instruments, please review the Portfolio's principal strategies and principal risk disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the Portfolio intends to use to achieve its investment objectives. *See* Barry Miller Letter to the Investment Company Institute dated July 30, 2010; *see also* Division of Investment Management Guidance No. 2013-03 (July 2013), available at http://www.sec.gov/divisions/investment/guidance/im-guidance-2013-03.pdf. Please confirm supplementally that each type of instrument named in the derivatives risk disclosure is consistent with the investment strategy of the Portfolio.

        ii. <u>Derivatives Risk vs. Futures/Hedging Risk</u>: While all five Portfolios covered by the prospectus include "Futures Risk" and "Hedging Risk" as principal risks, only two of the five (BlackRock Global Allocation Managed Risk Portfolio and WMC Research Managed Risk Portfolio) include specific disclosure for derivatives risk. Please clarify in the disclosure the differences between "Derivatives Risk" and the risks associated with futures and/or hedging, given the fact that all three risks generally involve the use of derivative instruments.

        iii. <u>Principal Investment Risks (pp. 39-47)</u>: Please review the risk disclosure in this section in order to confirm that each risk is identified with regard to the correct Portfolios. For example, the disclosure for Asset Allocation Risk states that such risk applies to all Portfolios except the Research Managed Risk Portfolio, which is inconsistent with the disclosure for that Portfolio on p. 20 of the prospectus. Similarly, the disclosure for Emerging Markets Risk incorrectly states that such risk applies only to the Index Managed Risk Portfolio, which conflicts with the disclosure for the BlackRock Global Allocation Portfolio on p. 12 of the prospectus.

    e. *Fund of Funds Structure:* Supplementally, please explain whether the fund of funds structure of the Portfolios (other than the Research Managed Risk Portfolio) is pursuant to an exemptive order obtained from the Commission, whether the Portfolios are in the process of seeking exemptive relief, or if the structure is in compliance with Section 12(d) of the Investment Company Act of 1940, as amended ("1940 Act"), and the rules thereunder. If the former, please provide the release number for the exemptive relief (or file number of the application for such relief). If the latter, please explain how the Portfolios' structure complies with applicable sections and rules under the 1940 Act.

    f. *Definitions:* Certain terms do not appear to be consistently used in the prospectus. For example, the terms "Fund" and "Portfolio" appear to be used interchangeably, as do the terms "adviser," "Adviser," "Forethought," and "FIA." For clarity, please consider defining these terms upon first use and using them consistently throughout the prospectus.

2. **Fee Tables and Expense Examples (pp. 1, 7, 17, 17, 24, and 31)**

   a. *All Portfolios:* Please disclose in a footnote to the table that "Other Expenses" are based on estimated amounts for the current fiscal year as per item 3, instruction 6(a) of Form N-1A.

   b. *All Portfolios:* Footnote 1 to the fee tables describes a limitation on "Other Expenses". Please note that this expense limitation can only be reflected if it will reduce Portfolio operating expenses for no less than one year from the effective date of the registration statement. If that is the case, the Portfolio must reflect the expense limitation by adding two additional captions to the table: one caption showing the amount of the expense reimbursement or fee waiver, and a second caption showing the Portfolio's net expenses after subtracting the fee reimbursement or expense waiver from the total Portfolio operating expenses. *See* item 3, instruction 3(e) of Form N-1A.

      In addition, please provide more information (*e.g*., duration, whether extraordinary expenses are excluded, whether the limitation can be terminated, etc.) about this expense limitation in the prospectus after the items 2 through 8 disclosure.

   c. *All Portfolios:* Please confirm supplementally that the expense limitation described in footnote 1 to the fee table will only be reflected in the expense example for the term of the limitation.

   d. *WMC Research Managed Risk Portfolio (p. 17):* The inclusion of Acquired Fund Fees and Expenses as a line item in this fee table appears to be inconsistent with the Portfolio's stated principal investment strategy. Please clarify supplementally whether the Portfolio will invest in other investment companies as a principal strategy and, if so, please revise the disclosure accordingly.

3. **BlackRock Global Allocation Managed Risk Portfolio (pp. 8-15)**

   The prospectus states that this Portfolio will seek to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the BlackRock Global Allocation V.I. Fund. Given this investment policy, please explain supplementally why two risks listed as "principal risks" by the underlying fund (Leverage Risk and Mid Cap Securities Risk) are not listed as principal risks by the Portfolio.

4. **WMC Research Managed Risk Portfolio (pp. 20-21)**

   a. *Principal Risks/Asset Allocation:* The description of "Asset Allocation Risk" in this section does not appear to be consistent with the description of "Asset Allocation Risk" set forth in the principal risk section of the other Portfolios, and in the "Additional Information" section of the prospectus (at p. 39). For clarity, please use another term to describe this risk.

   b. *Principal Risks/Emerging Markets:* The prospectus states that Wellington may invest up to 15% of the Portfolio's net assets allocated to the equity strategy in securities of foreign issuers and non-dollar denominated securities, "including companies that conduct their principal business activities in emerging markets." In view of this statement, please provide appropriate risk disclosure applicable to investment in emerging markets, or alternatively, please explain supplementally why such risk disclosure should not be required in addition to the "Foreign Investment Risk" disclosed.

5. **Frequent Purchases and Redemptions of Portfolio Shares (pp. 54-55):** Please review the disclosure in this section to ensure it is applicable to variable contract owners. (*e.g.*, the statement "[T]he adviser may also bar an investor who has violated these policies (and the investor's financial adviser) from opening new accounts with a Portfolio" does not appear applicable to Portfolios sold exclusively to separate accounts funding Forethought's variable contracts.)

6. **Policies and Procedures for Disclosure of Portfolio Holdings (SAI, pp. 28-29)**

   The Trusts' policy is intended, among other things, to protect the confidentiality of Portfolio holdings information and to guard against personal trading based on the information. If there is a duty not to trade on non-public information, please explicitly so state.

7. **Tandy Representations**

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

   - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·   the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

****

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendment to the registration statement. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6776. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at skeensd@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

/s/ Deborah D. Skeens

Deborah D. Skeens
Senior Counsel
Insured Investments Office